October 13, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: W. Bradshaw Skinner
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Skinner:

RE:          United States Antimony Corporation Form 10-K
Filed March 30, 2010
Forms 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 13, 2010
File No. 001-08675

Set forth herein are United States Antimony Corporation’s (the “Company”) responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 27, 2010, with respect to the Company’s Form 10-K, filed with the Commission March 30, 2010 and the Company’s Forms 10-Q for Fiscal Quarter Ended June 30, 2010, filed with the Commission August 13, 2010.

For your convenience, the Company has reprinted the Commission’s written comments below prior to the Company’s responses.

Form 10-K

1
You state, “During 2009 and 2008, approximately 40% and 65%, respectively, of our antimony sales were made to one customer.” We further note that, in Note 2 – Concentrations of Credit Risk, to your financial statements, on page F-7, you state, “During 2009 and 2008, 21% and 31%, respectively, of the Company’s revenues generated from zeolite product sales were to two customers. The loss of the Company’s “key” customers could adversely affect its business.” In view of these disclosures, please tell us what consideration you gave to the disclosure requirements of Item 101(C)(1)(vii) of Regulation S-K, or tell us why you concluded such disclosure does not apply to your circumstances.

RESPONSE:

The “key” customers that are referenced in the filing are Kohler, Co. (antimony customer), Zeo Inc. (zeolite customer) and Ecotech Systems Inc. (zeolite customer). None of the “key” customers have any relationship with the Company. In future filings, we will comply with Item 101(C)(1)(vii) of Regulation S-K by naming those customers that we consider to be “key” and that exceed the sales percentage limits in Item 101.

2	Please tell us what consideration you gave to the disclosures pertaining to any “off-balance sheet arrangements.” Refer to Item 303(a)(4) for additional guidance.

RESPONSE:

The Company considered the disclosure requirements pertaining to off-balance sheet arrangements and has determined that no such arrangements exist. In future filings the Company will affirmatively disclose its consideration of off-balance sheet arrangements.

3	Please tell us what consideration you gave to the disclosures pertaining to your “critical accounting estimates.” Refer to FRR 501.14 for additional guidance.

RESPONSE:

The Company has considered the disclosure requirements pertaining to critical accounting estimates and has identified the following accounting estimates as critical: Asset Impairment, Accounts Receivable Allowance, Environmental Remediation Liabilities and Inventory Impairment. In the filing the Company did not consider any of the above mentioned estimates to be material and therefore did not report them. In future filings, the Company will provide documentation of our consideration of the critical accounting estimates.

4
You state, “During both 2009 and 2008, $86,956 was paid and capitalized as mineral rights in accordance with the Company’s accounting policies.” However, we note the total amount of mineral rights capitalized of $193,549, presented in Note 6 to your financial statements, was unchanged from 2008 to 2009 (and was also the same as of December 31, 2007). Please clarify this apparent inconsistency between these disclosures.

RESPONSE:

The inconsistency between the two disclosures is the result of the $86,956 annual lease payments being improperly included in the ‘Land’ line for 2008 and 2009 in Note 6. These payments should have been included on the ‘Mineral rights’ line for both of the years presented. The wording in the footnote is accurate, as are the totals. In future filings, the Company will correct the amounts in the ‘Land’ and ‘Mineral rights’ line items and ensure consistent reporting between the two disclosures.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

5
You indicate depreciation, for the six months ended June 30, 2010, amounted to $161,268. However, this amount does not mathematically correspond with the combined Antimony and Zeolite Division depreciation amounts you present on your Statements of Operations, which sum to $105,208. Accordingly, please provide us with a reconciliation of these amounts, and ensure that future filings are clarified, if necessary.

RESPONSE:

The Company had recorded depreciation for the six months ending June 30, 2010 in three separate locations. Two of those locations are easily identifiable on the Statements of Operations and sum to $105,208. The remaining $56,060 of depreciation that is included on the Statement of Cash Flows is included in the Antimony Division – Mexico start-up costs line on the Statements of Operations. The Company will ensure that future filings clearly identify all depreciation amounts.

6	Please correct your commission file number on the cover of your periodic and current filings to read 001-08675.

RESPONSE:

We will correct the commission file number on all future filings to read 001-08675.

7
We note that your website references non-proven or probable reserve information. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors –The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” “geological resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the Edgar website at http://www.sec.gov/edgar.shtml.

Please indicate the location of a similar disclaimer in your response.

RESPONSE:

The Company has decided to temporarily take down its website and rebuild the website. When the Company re-establishes its website it will feature the above mentioned disclaimer in a prominent location.

8
Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “on inch equals on mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

RESPONSE:

Please see Attachment 1 at the conclusion of this letter which the Company believes addresses comments 8, 9 and 10. The information in Attachment 1 will be included in future filings as required.

9	Please disclose the following information for each of your properties:

•	The nature of the company’s ownership or interest in the property.

•	A description of all interest in the properties, including the terms of all underlying agreements.

•	An indication of whether the mining claims are State or Federal claims.

•
Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording, and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

•	The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

RESPONSE:

Please see Attachment 1 at the conclusion of this letter which the Company believes addresses comments 8, 9 and 10. The information in Attachment 1 will be included in future filings as required.

10
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to the property, including the mode of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

RESPONSE:

Please see Attachment 1 at the conclusion of this letter which the Company believes addresses comments 8, 9 and 10. The information in Attachment 1 will be included in future filings as required.

In preparing this response the Company asserts the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this response and its attachment;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the response; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Commission for its consideration of this response. Based upon the nature of the comments and responses included in this letter, the Company does not feel that it is necessary to restate or otherwise alter any of the Company’s previously submitted filings. This letter and the changes noted for future filings will, in the Company’s view, be sufficient for investors to be informed.

Please do not hesitate to contact the undersigned at (406) 827-3523 if you have any questions or comments regarding the foregoing responses.

Sincerely,

UNITED STATES ANTIMONY CORPORATION

John Lawrence, President

Attachment 1

The Company believes that the following information sufficiently satisfies the concerns raised in comments 8, 9 and 10. This information will be included in applicable future filings in Item 2 – Description of Properties.

ANTIMONY DIVISION

Our principal antimony plant is located in the Burns Mining District, Sanders County, Montana approximately 14 miles west of Thompson Falls on Montana Highway 471. This highway is asphalt, and the property is accessed by cars and trucks. The property includes 2 5-acre patented mill sites that are owned fee-simple by the Company. The claims are U. S. Antimony Mill Site No 1 (Mineral Survey 10953) and U. S. Antimony Mill Site No. 2 (Mineral Survey 10953). There are 3 other patented Mill Site claims known as the Station Mill Site (Mineral Survey 9190B, 4.394 acres), Excelsior Mill Site (Mineral Survey 9190B, 4.972 acres), and Mammoth Mill Site (Mineral Survey 9190B, 5.000 acres) that the Company has paid taxes on for 39 years that are being disputed by the U. S. Forest Service concerning ownership.

The U. S. Antimony Mill Sites were used to run a flotation mill and processing plant for antimony that the Company mined on adjacent claims that have been sold. Presently the Company runs a processing plant that includes nine furnaces of a proprietary design to produce antimony metal, antimony oxide, and various other products. The facility includes 6 buildings and the main office of the Company. There are no plans to resume mining on the claims that have been sold or abandoned although the mineral rights have been retained on many of the patented mining claims. The U. S. Forest Service and Montana Department of Environmental Quality have told the Company that the resumption of mining would require an Environmental Impact Statement, massive cash bonding, and would be followed by years of law suits. The mill site is serviced with three-phase electricity from Northwest Power, and water is pumped from a well.

U. S. Antimony claims no reserves on any of these properties.

Attachment 1

Attachment 1

BEAR RIVER ZEOLITE PROPERTY

LOCATION

The property is located in the southeast corner of Idaho approximately 7 road miles west of Preston, Idaho, 34 road miles north of Logan, Utah, 79 road miles south of Pocatello, Idaho, and  100 road miles north of Salt Lake City, Utah.

The mine is located in the N ½ of section 10 and the W ½ section 2, section 3, and the E ½ section 4, Township 15, Range 40 East of the Boise Meridian, Franklin County, Idaho. The plant and the initial pit is located on the Webster Farm, L.L.C. which is private land.

TRANSPORTATION

The property is accessed by 7 miles of paved road and about l mile of gravel road from  Preston Idaho. Preston is near the major north-south Interstate highway 15 to Salt Lake City or Pocatello.

Several Union Pacific rail sidings may be available to the mine. Bonida is approximately 25 road miles west of the mine and includes acreage out of town where bulk rock could be stored possibly in existing silos or on the ground. Three- phase power is installed at this abandoned site.  Finished goods could be shipped from the Franklin County Grain Growers feed mill in the town of Preston on the Union Pacific.

The Burlington Northern Railroad can be accessed at Logan, Utah.

 Location Map

Attachment 1

Condie Reservoir
Picnic Area
Twin Lakes Reservoir
Picnic Area
Gravel Pit
Deep Creek
Little Mountain
Winder
Winder Reservoir
Bear River
Gaging Station
Riverdale
Gravel Pit
Glendale Reservoir
Foster Reservoir
Campground
Radio Tower
Radio Facility
Johnson Reservoir
Lamont Reservoir
Egypt
Spring
Well
Squaw Springs (Hot)
Fivemile
Dayton
MUNICIPAL AIRPORT
Preston
Hospital
Racetrack
UNION PACIFIC
CANAL
Whitney
OLD RR GRADE
Worm Creek
Cub
Weston
Weston Creek
Well
Anderson
Spring
Little Mountain
Franklin
Fairview
FRANKLIN CO
CACHE CO
550 000 FEET (IDAHO)
0 FEET (WYO.)
575
600
R 38 E
R 39 E
R 40 E
CONTOUR INTERVAL 50 METERS
KILOMETERS 1 0 1 2 3
MILES 1 0 1 2

PROPERTY AND OWNERSHIP

BRZ leases 320 acres from the Webster Farm, L.L.C. The term of the lease is 15 years and it began on 1 March 2010. This includes the mill site and zeolite in the area of the open pit. The property is the NW ¼ and W ½ of the SW ¼ of section 3 and the N ½ of the W ¼ of section 10, Township 15 South, Range 40 East of the Boise Meridian, Franklin County, Idaho. The lease requires a payment of $10.00 per ton plus an additional annual payment of $10,000 on March 1st of each year. In addition there are two other royalty holders. Nick Raymond and the estate of George Desboroug have a 3% royalty that is now being challenged in court. Delaware Royalty a Company owned by Al Dugan (the father of a Director of USAC) holds a 3% royalty.

Attachment 1

The balance of the property is on Bureau of Land Management property and includes 480 acres held by 24 20-acre Placer claims. Should USAC drop its lease with Webster Farms LLC. It will retain these placer claims as follows:

BRZ 1        IMC 185308
BRZ 2        IMC 185309
BRZ 3        IMC 185310
BRZ 4        IMC 185311
BRZ 5        IMC 185312
BRZ 6        IMC 185313
BRZ 7        IMC 185314
BRZ 8        IMC 185315
BRZ 9        IMC 185316
BRZ 10      IMC 185317
BRZ 11      IMC 185318
BRZ 12      IMC 185319

BRZ 20      IMC 186183
BRZ 21      IMC 186184
BRZ 22      IMC 186185
BRZ 23      IMC 186186
BRZ 24      IMC 186187
BRZ 25      IMC 186188
BRZ 26      IMC 186189
BRZ 27      IMC 186190
BRZ 28      IMC 186191
BRZ 29      IMC 186192
BRZ 30      IMC 186193
BRZ 31      IMC 186194

GEOLOGY

Placer Claims

Attachment 1

Sec 33
Sec 34
Sec 35
Sec 4
Sec 2
Sec 9
T 14 S
T 1 S
88 54°
358°
6000
5800
5600
5400
6132
5750
5553
BRZ #12
BRZ #20
BRZ #11
BRZ #21
BRZ #8
BRZ #9
BRZ #22
BRZ #23
BRZ #7
BRZ #10
BRZ #24
BRZ #25
BRZ #1
BRZ #4
BRZ #5
BRZ #26
BRZ #27
BRZ #28
BRZ #2
BRZ #3
BRZ #6
BRZ #29
BRZ #30
BRZ #31
Numbers indicate sample locations
N
16°

United States Antimony Corporation			
Bear River Zeolite Project			
Bear River Zeolite Placer Claim Map Franklin County, Idaho			
Sept. 20, 2002	scale as shown	Fig 02-2	drawn by TG

1 Mile

Attachment 1

GEOLOGY

The deposit is a very thick sedimentary deposit of zeolitized volcanic ash of Tertiary age known as the Salt Lake Formation. The sedimentary interval in which the clinoptilolite occurs is more than 1000 feet thick in the area. Thick intervals of the zeolite are separated by thin limestone beds deposited in the freshwater lake where the volcanic ash accumulated.

The deposit includes an 800- foot mountain. Zeolite can be sampled over a vertical extent of 800 feet and on more than 700 acres. The current pit covers more than 3 acres.  Despite the apparent  size of the deposit, the Company claims no reserves

EXPLORATION, DEVELOPMENT, AND MINING

Exploration has been limited to the examination and sampling of surface outcrops and mine faces.

MINING METHODS

Depending on the location, the zeolite is overlain by 1 to 12 feet of zeolite rich soil. On the ridges, the cover is very little, and in the draws the soil is thicker. The overburden is stripped using a tractor dozer, currently a Caterpillar D 8 K. It is moved to the toe of the pit, and will eventually be dozed back over the pit for reclamation.

Although near-surface rock is easily ripped, it is more economical to drill and blast it. An Ingersol Rand LM 200 air track with a 750 cfm compressor is used to drill 10- foot holes on a 3 to 4 foot center basis. Holes are loaded with ammonium nitrate and primed with powder and non L primers. Breakage is generally good. Initial benches were 20 to 30 foot, but these will be divided into 50 foot benches. Each bench is accessed by a road.

Loading is best performed with a Liehberr R 965 excavator with a 2 yard bucket to allow sorting of the oversize. Alternatively, a Caterpillar 988A loader with a 6 cubic yard bucket is used. The benches are cleaned with the D 8 K.

Haulage is over approximately 4000 foot of road on an uphill grade of 2.5% to the mill. On higher benches, the grade will eventually be downhill. Caterpillar 769 A and 769 B rock trucks are used. They haul 18 to 20 tons per load, and the cycle time is about 30 minutes.

With both trucks and the other existing equipment, the mine is capable of producing 80 tons per hour.

MILLING

PRIMARY CRUSHER

The primary crushing circuit is a conventional closed circuit utilizing a Stephens-Adamson 42” x 12’ apron feeder, Pioneer 30” x 42” jaw crusher, Nordberg standard 3’ cone crusher, a 5’ by 12’  double deck Kohlberg screen, and it also has a self-cleaning dust collector. The rock is crushed to minus 1 inch and the circuit has a rated capacity of more than 50 tons per hour.

DRYER

There are two dryer circuits, one for lines one and two and one for the Raymond mill. The dryer circuits include one 50 ton feed bin, and each dryer has a conveyor bypass around each dryer, a bucket elevator, and a dry rock bin. The dryers are 25 feet long and 5 foot in diameter and are fired with propane at 750,000 BTU’s of fuel. One self- cleaning bag house services both dryers. Depending on the wetness of the feed rock, the capacity is in the range of 10 tph per dryer. During most of the year, the dryers are not run.

COARSE PRODUCTS CIRCUITS

There are two lines to produce coarse products: line 1 and line 2.

Line 1 is a closed circuit with a Philadelphia CXFOO16, 15 H.P. hammer mill and a 4’ x 8’ high frequency Midwestern MEV triple deck screen. Line 2 include a Jeffries 30 inch by 24 inch 60 HP hammer mill in closed circuit with two 5’ x 12’ triple deck Midwestern Multi Vibe high frequency screens. The circuits also include bucket elevators, 3 125 ton capacity product silos, a 6 ton capacity Crust Buster blender, augers, Sweco screens, and dust collectors.

FINE PRODUCTS CIRCUIT

The fine products circuit is in one building and it includes (2) 3.5’ x 10.5’ Derrick 2 deck high frequency (3450 RPM) screens and various bucket elevators, augers, bins, and Sweco screens for handling product. Depending on the screening sizes, the plants can generate approximately 150 tons of granules and 125 tons of fines per 24- hour day.

RAYMOND MILL CIRCUIT

The Raymond mill circuit includes a 6058 high- side Raymond mill with a double whizzer, dust collector, two 100 ton product silos, feed bin, conveyors, air slide, bucket elevators, and control booth. The Raymond mill has a rated capacity of more than 10 tons per hour.